# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pagaya Technologies Ltd., CIK 0001883085
CUSIP: M7S64L123
Title of class of securities: Class A Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 335 Madison Ave, 16th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965208

## Reporting persons
- Viola Ventures IV (A) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola Ventures IV (B) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola Ventures IV Principals Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola Ventures IV CEO Program L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola 4 P, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola Ventures 4 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola Ventures 4 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Viola Ventures V.C. Management 4 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Avi Zeevi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 293,101; shared voting power 206,126; sole dispositive power 293,101; shared dispositive power 206,126; aggregate amount beneficially owned 499,227 (0.8% of the class)
- Harel Beit-On: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 82,381; shared voting power 206,126; sole dispositive power 82,381; shared dispositive power 206,126; aggregate amount beneficially owned 288,507 (0.4% of the class)
- Shlomo Dovrat: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 76,319; shared voting power 206,126; sole dispositive power 76,319; shared dispositive power 206,126; aggregate amount beneficially owned 282,445 (0.4% of the class)

## Item 1. Issuer
Name of issuer: Pagaya Technologies Ltd.
Address of issuer's principal executive offices: 335 Madison Ave, 16th Floor, New York, New York 10017

## Item 2. Person Filing
Name of person filing:
The following entities and individuals, listed in (i)-(xi) below, who are filing this Amendment No. 4 (this "Amendment No. 4") to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2023 (the "Statement"), as amended by Amendment No. 1 thereto filed on February 8, 2024 ("Amendment No. 1"), Amendment No. 2 thereto filed on February 13, 2025 ("Amendment No. 2"), and Amendment No. 3 thereto filed on August 14, 2025 ("Amendment No. 3") are referred to herein collectively as the "Reporting Persons". The five entities listed in (i)-(v) below, which previously directly held the vast majority of the equity securities reported in prior amendments but which no longer hold any Class A ordinary shares as of the date of this Amendment No. 4, are referred to herein collectively as the "Reporting Holders", and the three individuals whose names appear in (ix)-(xi) below, collectively, as the "Reporting Individuals": (i) Viola Ventures IV (A) L.P. ("Viola IV (A)") (ii) Viola Ventures IV (B) L.P. ("Viola IV (B)") (iii) Viola Ventures IV Principals Fund L.P. ("Viola IV Principals") (iv) Viola Ventures IV CEO Program L.P. ("Viola IV CEO") (v) Viola 4 P, Limited Partnership ("Viola 4 P") (vi) Viola Ventures 4 L.P. ("Viola 4 GP") (vii) Viola Ventures 4 Ltd. ("Viola 4 GP GP") (viii) Viola Ventures V.C. Management 4 Ltd. ("Viola 4 Investment Management") (ix) Avi Zeevi (x) Harel Beit-On and (xi) Shlomo Dovrat.

Following transactions completed in August 2025 and September 2025, the Reporting Holders no longer directly hold any Class A ordinary shares of the Issuer. As a result of the complete disposition of shares by the Reporting Holders, Viola 4 GP, which serves as the sole general partner for each of the Reporting Holders, also no longer has beneficial ownership of any Class A ordinary shares through those entities. Similarly, Viola 4 GP GP, which serves as the sole general partner of Viola 4 GP, and Viola 4 Investment Management, which holds 100% of the issued and outstanding shares of Viola 4 GP GP, no longer have deemed beneficial ownership of any Class A ordinary shares.

As a result of the transactions completed in August 2025 and September 2025, the Reporting Individuals now beneficially own Class A ordinary shares either directly, or via shared beneficial ownership through other Viola entities that are not Reporting Persons and that received shares in the distribution and that they jointly control, consisting of Viola Partners 5, L.P. ("Viola Partners 5"), which holds 76,194 Class A ordinary shares, and Viola Partners Fund 4 2013 L.P. ("Viola Partners 4"), which holds 129,932 Class A ordinary shares (Viola Partners 5 and Viola Partners 4 (collectively, the "Viola Partners Entities")). The aggregate 206,126 ordinary shares held by the Viola Partners Entities are reflected as shared beneficial ownership in rows 6 and 8 of each of the Reporting Individuals' cover pages.

Avi Zeevi beneficially owns, in addition to the 206,126 Class A ordinary shares held by the Viola Partners Entities as to which he shares beneficial ownership with the other Reporting Individuals, an aggregate of 293,101 Class A ordinary shares with sole beneficial ownership, consisting of (a) 82,703 ordinary shares distributed to him in September 2025 and an additional 30,000 Class A ordinary shares held personally by him, and (b) via A. Zeevi Management Services Ltd., a company that is controlled by him (the "Zeevi holding company") - 180,398 Class A ordinary shares, consisting of: (i) 36,312 Class A ordinary shares underlying RSUs which have vested as of, or will vest within 60 days of, September 30, 2025, and (ii) 144,086 Class A ordinary shares underlying vested options that have been granted by the Issuer to him. The foregoing beneficial ownership of Mr. Zeevi excludes 28,818 Class A ordinary shares underlying additional options that are subject to performance-based vesting conditions and/or time vesting conditions that will not be fulfilled within 60 days of September 30, 2025.
Address of principal business office or, if none, residence: c/o Viola Ventures, Landmark Tower, 32nd Floor, 2 Leonardo da Vinci St, Tel Aviv, Israel.
Citizenship: The citizenship or state of organization, as applicable, of each Reporting Person is as follows: (i) Viola IV (A)-- Cayman Islands (ii) Viola IV (B)-- Cayman Islands (iii) Viola IV Principals-- Cayman Islands (iv) Viola IV CEO-- Cayman Islands (v) Viola 4 P-- Israel (vi) Viola 4 GP-- Cayman Islands (vii) Viola 4 GP GP-- Cayman Islands (viii) Viola 4 Investment Management-- Israel (ix) Each Reporting Individual-- Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.
Percent of class: Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. The percentages appearing in row 11 of the cover pages of the respective Reporting Persons are based on 65,319,849 Class A ordinary shares issued and outstanding as of July 31, 2025, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on August 7, 2025. The percentage of class numbers appearing in row 11 of the cover pages of the respective Reporting Persons constitute the percentages of the outstanding Class A ordinary shares. Because the Issuer also has (as of July 31, 2025) 11,288,577 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 5,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power of the Issuer possessed by each Reporting Person is lower than what appears in row 11 of each cover page.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The limited partners of each of the Reporting Holders had the right to receive dividends from, and the proceeds from the sale of the Class A ordinary shares that were held by the Reporting Holders.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement

## Signatures
- Viola Ventures IV (A) L.P.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures IV (A) L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola Ventures IV (B) L.P.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures IV (B) L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola Ventures IV Principals Fund L.P.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures IV Principals Fund L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola Ventures IV CEO Program L.P.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures IV CEO Program L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola 4 P, Limited Partnership: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola 4 P, Limited Partnership: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola Ventures 4 L.P.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures 4 L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola Ventures 4 Ltd.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures 4 Ltd.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Viola Ventures V.C. Management 4 Ltd.: /s/ Avi Zeevi, Avi Zeevi (11/13/2025)
- Viola Ventures V.C. Management 4 Ltd.: /s/ Yitzhak Avidor, Yitzhak Avidor (11/13/2025)
- Avi Zeevi: /s/ Avi Zeevi, AVI ZEEVI (11/13/2025)
- Harel Beit-On: /s/ Harel Beit-On, HAREL BEIT-ON (11/13/2025)
- Shlomo Dovrat: /s/ Shlomo Dovrat, SHLOMO DOVRAT (11/13/2025)